Mail Stop 6010

November 2, 2007

Andrew Rackear
Vice President, Legal Affairs and Assistant General Counsel
NPS Pharmaceuticals, Inc.
300 Interpace Parkway, Building B
Parsippany, NJ 07054

> **Re:** **NPS Pharmaceuticals, Inc.**
> **Amendment No. 1 to the Form S-3**
> **Filed September 21, 2007**
> **File No. 333-146235**

Dear Mr. Rackear:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note your response to comment 8 and your revised disclosure on page 21, including your disclosure that the amount held by non-affiliates of the company or the selling shareholders totals 44,183,212. However, we note the disclosure you include on page 46 of your proxy statement filed in April 2007 in the Security Ownership of Certain Beneficial Owners and Management table where you indicate that Wellington Management has beneficial ownership of 4,969,670 shares and also has investment and dispositive power over the 4,455,200 shares held in OrbiMed Advisors LLC's name. Please revise your calculation of the

1

total amount held by non-affiliates on page 21 of your S-3 to take in account the amount of shares controlled by Wellington Management.


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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Song Brandon, Attorney-Advisor at (202)-551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William Greason
        Chadbourne & Parke LLP
        30 Rockefeller Plaza
        New York, NY 10112